TERYL RESOURCES CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
Form 52-102F1

DATED APRIL 26, 2005

The following discussion of the results of operations of the Company for the nine months ended February 28, 2005, and in comparison to the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the nine months ended February 28, 2005 and 2004.

Overall Performance

We are engaged in the acquisition, exploration and development of natural resource properties. We currently have mineral property interests in Alaska and British Columbia.

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks Mining District, Alaska. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil. The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc., a subsidiary of the Company, owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district.

As at February 28, 2005, the Company had a working capital deficit of $(308,075) compared to a working capital surplus of $ 20, 031 at May 31, 2004. The Company will need to obtain additional financing in order to meet its financial obligations and to fund its operations. For the three months ended February 28, 2005, the Company had a net loss of $(120,684) or $(.0036) per share compared to a net loss of $(189,824) or $(0.0070) per share for the comparable 2004 quarter. For the nine months ended February 28, 2005, the Company had a net loss of $(405,507) or (0.0120) per share compared to a net loss of $(439,784) or (0.0162) per share for the comparable period.

Results Of Operations

We have not received any revenue since our entry into the mineral exploration business.

At February 28, 2005, the Company’s Oil and Gas operations had a net loss of $ (8,436) compared to a net income of $ 11,774 for the comparable 2004 quarter, mainly due to the reworking of the CS#1 well, which resulted in unusually high operating expenses during the period ended February 28, 2005.

Cash used by operations during the three months ended February 28, 2005 was $24,583 compared to $130,944 during the comparable 2004 quarter and during the nine months ended February 28, 2005 was $ 441,460 compared to $ 1,037,382 during the comparable 2004 period. The major expenses for 2004 were consulting, publicity and investor relations of $ 266,000 and payment of accounts payable of approximately $ 575,000, which was funded by share issuances. Major expenses for 2005 were consulting, publicity and investor relations of $ 193,000 and management, administration, secretarial and director’s fees of $ 85,675, funded by an opening cash surplus of $370,558 and share issuances of $332,850 during the nine month period ended February 28, 2005.

Mining and Exploration Operations

Gil Mineral Claims

The Gil Gold Project is located in the Fairbanks Mining District, Alaska. The Issuer owns a 20% interest in the Gil Mineral Claims with its joint venture partner, Kinross Gold Corporation (“Kinross”) with Kinross owning the other 80%. The Gil claims are adjacent to the producing Fort Knox mine which is owned by Kinross, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton.

During the first half of the 2004 exploration program, the Company’s JV partner, Kinross Gold, constructed approximately 40,000 feet of soil line and collected approximately 488 soil samples using auger drills. This work generated several new exploration targets in the Main Gil Area and along Sourdough Ridge.

In April, we announced the Gil joint venture progress report for the 2004 exploration program from our joint venture partner Kinross Gold Corporation.

The goal of the 2004 Gil Exploration Program was to identify gold targets that could significantly increase the potential resource of the claim block. Field work began on June 21st, 2004 and took place in the central and eastern portions of the claim area. This included the Main Gil Area, Sourdough Ridge, Intrusive Ridge, All Gold Ridge and Too Much Gold Ridge. Exploration activities consisted of geologic mapping, 1,020 feet of trenching, 18 reverse circulation drill holes totaling 4,175 feet, and the collection of over 1000 rock and soil samples for gold assay. Initial fieldwork outlined eight gold targets that warranted further exploration. Drilling in the final portion of the exploration season tested five of the eight targets.

Westridge Claims

The West Ridge Prospect is north of Fairbanks, Alaska, a distance of 22 miles by road. It lies immediately north of the Fox Creek Property which was drill tested by Cypress Gold in 1995. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine, reported to have contained reserves of 4,000,000 ounces of gold. Fort Knox has produced over 400,000 ounces of gold annually. The West Ridge Property is made of 53 State mining claims held by the Company. The property was submitted to Kinross early in the summer of 1998 and a joint venture was signed.

Black Dome

We have a lease of 440 acres in the Fairbanks Mining District, Alaska. This trust land is adjacent to the western portion of the Company’s 100% owned West Ridge claims and 40 acres is strategically located within the West Ridge claims, which is on the edge of a geochemical gold anomaly. The gold anomaly may possibly be on trend with the 4000-foot western gold anomaly, which is geochemically similar to the gold mineralization at the True North deposit, according to AMAX Gold’s report completed in 1999. The True North gold deposit was purchased by Kinross Gold for CAD$94 million in shares and cash from La Teko Resources and Newmont Mining Corporation.

In consideration for the State of Alaska lease, a production royalty on the lease land is granted to the State of Alaska, Trust Land Office (TLO) as follows:

Price of Gold (per ounce)	Production Royalty
Below $300.00	2.5%
$300.01 - $350.00	3.0%
$350.01 - $400.00	3.5%
$400.01 - $450.00	4.0%
$450.01 - $500.00	4.5%
Above $500.00	5.0%

Additionally, Teryl will grant a 1% Net Smelter Return (NSR) on its 100% owned West Ridge property with first refusal to purchase the 1% NSR in the event that TLO decides to sell.

An exploration program started in August 2003. On December 8, 2003 trench geochemical results and ground geophysics were completed on the West Ridge property. The most significant geochemical results from the three West Ridge trenches came from the last 15 meters of trench 3 which averaged 596 ppb gold and intersected a highly oxidized sericite altered diorite to granodiorite intrusive containing up to 2.98 grams per tonne gold with 3,140 ppm arsenic. Alteration associated with the intrusive included strong sericitic alteration and a marked increase in aluminum and sodium values.

Fish Creek Claims

In December 2004, we announced initial drilling results on the Fish Creek Gold Target in the Fairbanks District, Alaska. A total of twenty (20) placer holes – shallow, larger-diameter RC holes - were completed and two (2) deeper RC holes were drilled to test an intrusive target.

Auger drilling near Odden Creek, conducted on July 13, 2004 to test “C” soil geochemistry, resulted in several weak metal anomalies. One hole (T04A001) which penetrated the intrusive target and several surrounding holes (T04A002, -003, &-004) were elevated in silver, lead, arsenic and bismuth. Another hole (T04A010) was anomalous in zinc, arsenic, copper, iron, sulphur and tungsten, suggesting a potential sulphide deposit.

Jeff Keener, a leading placer geologist, reports that several lode targets were discovered during the placer program.

For 2005, to elevate the upper part of the paystreak, the partners plan to drill four lines of closely spaced holes 50 to 100 feet apart on lines spaced 500 to 1,000 feet apart. The lower part of the paystreak can be developed to measured resource status by drilling two lines of closely spaced holes on lines spaced 2,000 feet apart. After the results of the proposed drilling are known a preliminary feasibility study may be performed to address economic and mining factors that will affect the economic extraction of placer gold.

Neither of the two lode holes drilled in 2004 on Odden Creek intercepted economic grades of gold. Hole T04RC01 terminated in mineralized, quartz-veined, graphitic schist assaying small amounts of gold. For 2005, it is recommended to drill four or more 300-ft RC holes, based on intrusive targets located during placer exploration this year.

In March we announced that an amending agreement has been completed to extend the term of the original Fish Creek Claims agreement between Linux Gold Corp. and Teryl, until March 5, 2007, giving Teryl a 50% interest in 30 Fish Creek claims in Alaska. Other than this extension, all other terms of the original agreement remain the same. The original Fish Creek Agreement gives Linux Gold Corp. a 5% royalty interest until US$2,000,000 has been received from the royalty payments, or may convert into a 25% working interest. Teryl Resources Corp. may purchase the 5% net royalty for US$500,000 within one year after production. Teryl Resources Corp. also agrees to expend a minimum of US$500,000 after two years for the date of this amended agreement.

The proposed consideration is the issuance of 100,000 common shares of Teryl Resources Corp. to Linux Gold Corp. There is no finder’s fee payable.

Fox Creek Claims

In June, 2004, a mining lease for lode exploration and mining was successfully completed on the Fox Creek Claims. The Fox Creek Claims consist of eight contiguous unpatented state of Alaska mining claims, which are located 3 miles north of Fox, Alaska. These claims are adjacent to the Company’s 100% owned West Ridge property to the northwest. Teryl Resources Corp. recently completed a drill program on the West Ridge Claims.

In November, we announced a summary of significant geological observations for the recently completed drilling at Fox Creek prospect, reported by Avalon Development Corp., the Company’s geological consulting firm, under the direction of Curt Freeman.

The drilling at Fox Creek was completed on October 29. Holes FC04-01 and FC04-02 were angled to the southeast and northwest, respectively from a drill pad placed adjacent to the rock sample site that returned 1.36 gpt gold during initial due diligence sampling. The holes were placed approximately 150 meters east of a 1995 hole drilled by AMAX Gold that returned 30 feet grading 0.03 ounces per ton of gold.

Hole FC04-01 was terminated at 287 feet after passing through approximately 50 feet of sulfide-bearing granite from surface to 50 feet. Sulfides observed include pyrite and molybdenite. The hole then passed into oxidized quartzite and quartz mica schist from 50 feet to termination depth. The presence of molybdenite in the intrusive intercepted in hole FC04-01 suggests mineralization at Fox Creek may be similar to that at the nearby Fort Knox deposit where molybdenum is associated with gold mineralization.

Hole FC04-02 was collared 20 feet northwest of hole FC04-01 and was directed to the northwest to test for subsurface extensions of granitic rocks mapped at surface in this part of the claim block. The hole encountered variably oxidized quartzite and quartz mica schist from surface to approximately 230 feet and then passed into a mixed zone of hornfelsed sediments and granitic intrusives. The hole bottomed at 300 feet in hornfelsed sediments.

All samples were shipped to ALS Chemex Labs for gold plus multi-element suite analyses.

In December we announced the initial drill results from the 2004 exploration drilling. The two Fox Creek reverse circulation drill holes were completed in October to test surface sample results that returned 1.36 gpt gold during initial due diligence sampling and a 1995 hole drilled by AMAX Gold that returned 35 feet grading 1.68 grams of gold per tonne (0.049 opt) including a 20 foot section that returned 2.2 grams gold per tonne (0.064 opt).

Hole FC04-01 was terminated at 287 feet after passing through approximately 50 feet of sulfide-bearing granite from surface to 50 feet. Sulfides observed include pyrite and molybdenite. The hole then passed into oxidized quartzite and quartz mica schist from 50 feet to termination depth. Assays from this hole returned gold (values up to 5 feet grading 216 ppb) but did contain anomalous arsenic maximum value of 785 ppm and sporadic anomalous molybdenum (maximum value of 79 ppm) and tungsten (maximum value 2,840 ppm). The highest tungsten and molybdenum values came from the bottom 50 feet of the hole suggesting possible intrusive-related mineralization at depth nearby.

Hole FC04-02 was collared 20 feet northwest of hole FC04-01 and was directed to the northwest to test for subsurface extensions of granitic rocks mapped at surface in this part of the claim block. The hole encountered variably oxidized quartzite and quartz mica schist from surface to approximately 230 feet and then passed into a mixed zone of hornfelsed sediments and granitic intrusives. The hole bottomed at 300 feet in hornfelsed sediments. Significant gold mineralization was encountered in two five-foot intervals: 1,300 ppb gold from 30 to 35 feet and 2,500 ppb gold from 180 to 185 feet. Both gold-bearing intervals were hosted in altered metasediments containing minor quartz veinlets. Elevated gold values were associated with anomalous arsenic (to 5,700 ppm), molybdenum (maximum value of 82 ppm) and tungsten (maximum value 40 ppm).

Combined with soil sampling results from the adjacent West Ridge property (see news release dated November 4, 2004), the Phase 1 Fox Creek drilling results suggest the presence of intrusive related and/or intrusive hosted gold mineralization on the Fox Creek property. Additional soil auger sampling and possible ground geophysics are being planned prior to additional drilling in 2005.

All geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. Blanks submitted with drill samples suggest no unusual or spurious geochemical results.

General and Administrative Expenses

General and administrative expenses for the three months ended February 28, 2005 totaled $ 125,090 compared to $ 194,271 in 2004. The decrease is mainly from reduced consulting, publicity and investor relations costs of $ 80,000 offset by an increase of accounting and legal fees of $ 19,000, as the fees for auditing were paid during the quarter. Other general and administrative expenses, such as telecommunications and transfer agent fees, were corresponding lower due the reduced investor relations activities.

For the nine months ended February 28, 2005, general and administrative expenses totaled $ 397,071 compared to $ 451,558 in the comparable period. The decrease is mainly from reduced consulting, publicity and investor relations costs of $ 73,000 offset by an increase of accounting and legal fees of $ 15,000 and also an increase in management and secretarial costs of $ 27,775 due to raises in wages and benefits. The gain from foreign exchange also reduced from $ 10,000 in 2004 to $ 3,800 in 2005. The Company did not issue any private placements during the period ended February 28, 2005 and therefore has not had the funds to expend on investor relations and publicity and other administrative items. The Company announced a 2,000,000 unit private placement offering on March 7, 2005, which it expects will raise up to $ 600,000 for mineral claim exploration and general and administrative expenditures. See financing activities section.

As the Issuer is in the exploration stage and does not as yet have a mine in production, the recoverability of operating expenses is dependent upon the discovery of economically recoverable reserves and oil and gas well revenue, which has been increasing.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
	$	$	Per Share	Diluted per share
February 28/05	6,895	(120,684)	(0.0036)	(0.0036)
November 30/04	11,243	(146,138)	(0.0044)	(0.0044)
August 31/04	2,677	(138,685)	(0.0042)	(0.0042)
May 31/04	4,859	(351,991)	(0.0129)	(0.0129)
February 29/04	5,908	(189,824)	(0.0050)	(0.0050)
November 30/03	5,789	(83,978)	(0.0032)	(0.0032)
August 31/03	4,481	(165,982)	(0.0066)	(0.0066)
May 31/03	7,105	(73,382)	(0.0027)	(0.0027)

The changes in revenue during the above eight quarters are due to fluctuations in oil and gas prices. The changes in net loss are due to availability of funds from share issuances and the timing of the receipt of supplier invoices for goods and services. There is no seasonality in the company’s business except for mineral claim exploration and development being restricted to appropriate weather constraints.

The financial data has been prepared in accordance with Canadian GAAP and the significant accounting policies are stated in Note 1 to the financial statements, the reporting currency is Canadian dollars.

Liquidity and Capital Resources

Since its incorporation, the Issuer has financed its operations almost exclusively through the sale of its common shares to investors. The Issuer expects to finance operations through the sale of equity in the foreseeable future as it generates limited revenue from business operations. There is no guarantee that the Issuer will be successful in arranging financing on acceptable terms. To a significant extent, the Issuer’s ability to raise capital is affected by trends and uncertainties beyond its control. These include the market prices for base and precious metals and results from the Issuer’s exploration programs. The Issuer’s ability to attain its business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on its properties are unsuccessful.

Of the total cash raised of $ 232,400 from financing activities and $ 20,815 from oil and gas revenues together with an opening cash surplus of $ 370,558, $ 221,511 was spent on exploration and development of mineral property interests, $ 397,071 was spent on administration and $ 29,251 was expended on oil and gas operations. In 2004, $ 306,015 was spent on exploration and development and $ 451,558 was spent on operations. The Company’s cash deficit at February 28, 2005 was $ 60,013 compared to a cash surplus of $ 123,863 at February 29, 2004.

The working capital decreased by $ 328,107, from a $ 20,032 surplus at May 31, 2004, to a cash deficit of $ 308,075 at February 28, 2005, compared to a working capital deficit of $ 510,662 at February 29,2004. The Company repaid most of its advances from related companies during the March to May, 2004 quarter, which reduced the working capital deficit.

The Company plans to continue raising funds through sale of capital stock and through option agreements on its mineral properties.

Financing Activities

During the nine months ended February 28, 2005, the Company issued 1,597,000common shares to net the treasury $ 332,850. During the 2004 year the Company issued 7,741,000 common shares to net the treasury $ 2,650,187 (See Note 12 to the financial statements). During the nine months ended February 28, 2005, the Company repaid loans, on a net basis, of $ 112,103 to related companies.

Subsequent to February 28, 2005, the Company commenced a private placement of up to 2,000,000 units at $0.30 per unit to raise total proceeds of $600,000. Each unit consists of one share of common stock and one half share purchase warrant. Two warrants will enable the investor to purchase one additional common share at an exercise price of $ 0.35 for one year from the date of purchase.

We intend the use of proceeds of the Offering Memorandum as follows:

Description of intended use of net proceeds listed in order of priority	Assuming max. offering
Gil Joint Venture	$ 200,000
West Ridge drilling, trenching and assays	$ 100,000
Fish Creek auger drilling	$ 50,000
Commissions	$ 45,000
Cost of offering	$ 15,000
Working capital and accounts payable	$ 190,000

To date, we have received subscriptions in the amount of $353,730.

Transactions with Related Parties

Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $2,500 per month for management services. The Company paid to SMR management fees totaling $ 7,500 in the period ended February 28, 2005. Administration consulting and directors fees totaling $ 22,500 were paid during the February 28, 2005 period (same period in 2004 - $ 17,125) to J. Lorette, Vice-President and director of the company, and secretarial fees of $ 22,000 (2004 - $ 14,847) were paid to M. Van Oord, a director of the company. Directors fees of $ 9,000 were paid to J. Robertson, President of the company, during the February 28, 2005 period (2004 - $ 8,500) and management consulting fees of $ 8,013 were paid to KLR Petroleum, Inc.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and costs is provided in the Company’s Consolidated Statement of Operation and Deficit contained in its Consolidated Financial Statements for February 28, 2005 and 2004.

See the Consolidated Statement of Deferred Exploration and Development Expenditures and Note 7 to the Consolidated Financial Statements for February 28, 2005 and 2004 for full disclosure of deferred mineral property exploration and development costs and changes on a property by property basis. See the Consolidated Statement of Operations and Deficit to the Consolidated Financial Statements for February 28, 2005 and 2004 for a breakdown of the material components of the General and Administration expenses.

Outstanding Share Data

The Company’s authorized share capital consists of:

100,000,000	Common shares without par value
5,000,000	Preferred shares with a $1 par value.

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval.

As of February 28, 2005, 34,777,688 common shares were issued and outstanding. There were no Preferred shares. As at April 25, 2005, there are 34,777,688 shares issued and outstanding.

There were 2,184,500 warrants outstanding at February 28, 2005, which entitle the holder to purchase one common share each for various dates expiring within the next six months. They are exercisable as follows:

   184,500 warrants at $0.40 expiring Aug. 26/05
2,000,000 warrants at $0.60 expiring Oct. 26/05.

Options outstanding at February 28, 2005 are as follows:

Exercise price	Number of
$	Shares
0.15	1,590,000
0.40	625,000
0.45	325,000
0.35	50,000
2,590,000

Approval

The Board of Directors of the Company has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com